25002257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-33854

SEC Mail Processing
MAR 11 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Empower Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Seventh Floor - 8515 East Orchard Road
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Ettinger	617-535-9028	robert.ettinger@empower.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1601 Wewatta Street, Suite 400	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	ID 34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Ettinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Empower Financial Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chelsea E Lauzon
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 22, 2030

Signature:

Title:
Vice President & Treasurer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Empower Financial Services, Inc.

TABLE OF CONTENTS

Empower Financial Services, Inc. (a wholly-owned subsidiary of Empower Annuity Insurance Company of America)

(SEC I.D. No. 8-33854)
Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2024 and
Report of Independent Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
1601 Wewatta Street
Suite 400
Denver, CO 80202-3492
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Empower Financial Services, Inc.
8515 East Orchard Road
Greenwood Village, Colorado 80111

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Empower Financial Services, Inc. (the "Company" or "EFSI") (a wholly-owned subsidiary of Empower Annuity Insurance Company of America) as of December 31, 2024, and the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

The Company engages in various related-party transactions with affiliates under common control as discussed in Note 3 to the financial statements. The accompanying financial statements are not necessarily indicative of the conditions that would have existed or the results of operations that would prevail if the Company had been operated as an unaffiliated company.

Report on Supplemental Schedules

The accompanying supplemental schedules (h), (j), and (m) (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 1985.

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)

Statement of Financial Condition

As of December 31, 2024

Assets		
Cash and cash equivalents	$	63,595,888
Cash segregated under federal regulations		6,506,375
Fixed maturity investments, at fair value (amortized cost $2.2 million)		1,993,347
Fees receivable, net		68,826,359
Due from affiliates		13,660,996
Deferred income taxes, net		65,372
Other assets		1,235,457
Total assets		**155,883,794**
Liabilities and stockholder's equity		
Accounts payable and accrued expenses		299,493
Due to affiliates		139,913,355
Total liabilities		140,212,848
Contingencies (see Note 7)		
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized; 4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		12,168,491
Retained earnings		1,302,455
Total stockholder's equity		15,670,946
Total liabilities and stockholder's equity	**$**	**155,883,794**

See notes to financial statements.

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)

Statement of Income

For the Year Ended December 31, 2024

Revenues:	
Administration fees	$ 432,911,872
Commissions	1,916,607
Investment income	2,440,524
Investment (losses) gains, net	(37,836)
Other income	5,327,417
Total revenues	442,558,584
Expenses:	
Service level agreement expenses	430,382,510
General and administrative expenses	10,137,186
Total expenses	440,519,696
Income before income taxes	2,038,888
Income tax expense	481,727
Net income	$ 1,557,161

See notes to financial statements.

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)

Statement of Stockholder's Equity

For the Year Ended December 31, 2024

	Common Stock		Additional Paid-In	Retained Earnings / (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2024	4,000	$ 2,200,000	$ 12,168,491	$ (254,706)	$ 14,113,785
Net income	—	—	—	1,557,161	1,557,161
Balance, December 31, 2024	4,000	$ 2,200,000	$ 12,168,491	$ 1,302,455	$ 15,670,946

See notes to financial statements.

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	1,557,161
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of premium on investments		8,159
Investment losses (gains), net		37,836
Deferred income taxes		(6,708)
Changes in operating assets and liabilities:		
Fees receivable, net		(6,341,570)
Other assets		(1,041,846)
Accounts payable and accrued expenses		(5,529,066)
Due to/from affiliates		54,880,109
Net cash provided by operating activities		43,564,075
Cash flows from investing activities:		
Proceeds from sales, maturities and redemptions of fixed maturity investments		222,601
Net change in short-term investments		16,028,601
Net cash provided by investing activities		16,251,202
Cash flows from financing activities:		
Capital contribution		221,020
Net cash provided by financing activities		221,020
Net increase in cash and cash equivalents and segregated cash		60,036,297
Cash, cash equivalents and segregated cash, beginning of year		10,065,966
Cash, cash equivalents and segregated cash, end of year	$	70,102,263
Supplemental disclosure of cash flow information:		
Net cash paid during the year for income taxes	$	87,388

See notes to financial statements.

1. Organization and Basis of Presentation

Organization

Empower Financial Services, Inc. (the "Company") is a non-clearing broker-dealer that provides a broad range of financial instruments, mutual fund and insurance products, and other financial services to institutional and retail brokerage customers. The Company is registered as a General Securities firm and acts as an introducing brokerage firm in the offer and sale of debt and equity securities, including municipal securities, which are cleared on a fully disclosed basis through third party broker-dealers. The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Rule"), as the Company satisfies the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Legal entity restructuring

The Company has historically been a wholly-owned subsidiary of Empower Annuity Insurance Company of America ("EAICA"), which was a direct wholly-owned subsidiary of Empower Holdings, Inc. ("EHI"). EHI was a direct wholly-owned subsidiary of Great-West Lifeco U.S. LLC ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company.

Effective January 1, 2024, EHI merged with an affiliate company, Putnam Investments, LLC ("PILLC"). Upon execution of the merger, all the outstanding shares of EHI were converted into additional shares of PILLC. Effective January 2, 2024, PILLC changed its name to Empower Holdings, LLC ("EHL").

As of December 31, 2024, the Company is a wholly-owned subsidiary of EAICA, which is a wholly-owned subsidiary of EHL. EHL is a direct wholly-owned subsidiary of Lifeco U.S. and an indirect wholly-owned subsidiary of Lifeco.

The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Basis of presentation

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and its affiliates have significant interdependencies and related party transactions, as described in Note 3. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not be indicative of the financial position or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant estimates include the valuation of investments in the absence of quoted market values and the valuation of deferred tax assets or liabilities. Actual results could differ from those estimates.

2. Significant Accounting Policies and New Accounting Pronouncements

Cash and cash equivalents

Cash includes amounts in demand deposit accounts. Cash equivalents include highly liquid investments that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

Cash segregated under federal regulations

The Company is subject to the Rule, which requires segregated cash or qualified securities for the exclusive benefit of retirement plans, institutional or brokerage clients.

Fixed maturity investments

The Company holds fixed maturity investments consisting of U.S. agency mortgage-backed securities which are carried at fair value with changes in fair value reported in investment gains (losses). Investment (losses) gains, net within the Statement of Income represents the net unrealized losses on fixed maturity investments still held at December 31, 2024. Premiums and discounts are recognized as a component of investment income using the effective interest method.

The recognition of income on certain investments is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

Fees receivable, net

Fees receivable, net primarily relate to amounts receivable from customers as a result of trades or contracts which are unsettled as of the year ended December 31, 2024. Fees are generally invoiced quarterly and due within 30 days. The Company records an allowance for expected credit losses in an amount that represents the portion of the receivable that the Company does not expect to be collected.

Fair value

Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Financial assets utilizing Level 1 inputs include certain money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity investments, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for U.S. Agency Pools classified as Level 2 are FINRA reported trades, To Be Announced ("TBA") prices and monthly payment information.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable.

Due to/from affiliates

Due to affiliates includes non-interest bearing amounts which are limited to proceeds of administration fees collected and due upon receipt of such fees. Due from affiliates represents non-interest bearing amounts which are due upon demand.

Revenue from contracts with customers

Revenue from contracts with customers includes administration fees, commission income and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Administration fees

Administration fees are recognized when earned and include mutual fund service fees and fees for other asset-based financial services provided to clients by the Company on behalf of the funds. The Company earns mutual fund service fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

Commission income

As an introducing brokerage firm, the Company earns commission revenues generated from the buying and selling of securities on behalf of its customers. Commissions and its related clearing expenses are recorded on the trade date (the date that the third-party broker-dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company recognizes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Other income

Other income includes revenue that is earned when the Company's affiliate entity, Empower Trust Company, transitions the administration of certain individual retirement account (IRAs) to a third-party administrator and when the Company, as the introducing firm, executes principal transactions through its third-party broker-dealer. These

amounts are recognized in revenue upon satisfaction of the performance obligation by transferring control over the goods or service to its customers.

Investment income

Investment income primarily consists of interest income from cash equivalents and fixed maturity investments, which is recognized when earned.

Investment gains (losses), net

Realized and unrealized investment gains and losses are reported as a component of revenues and are determined on a specific identification basis.

Service level agreement expenses

Service level agreement expenses generally include services provided by affiliate companies to the Company, primarily Empower Retirement, LLC ("Empower"). These services support the retirement solutions and wealth management products distributed by affiliate companies. These costs are expensed as related services are received.

General and administrative expenses

General and administrative expenses consist primarily of corporate and shared service charges and software and computer charges. These costs are expensed as related services are received.

Income taxes

The Company is included in a consolidated income tax return filed by Lifeco U.S. ("US Consolidated Group"). Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized.

The Company accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the US Consolidated Group in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US Consolidated Group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the US Consolidated Group which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company recognizes a current tax benefit to the extent that net operating losses off-set taxable income of affiliates. Losses that are not utilized create a deferred tax asset.

Recently adopted accounting standards

In 2024, the Company adopted ASU 2023-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures*. The amendments are intended to increase reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. Refer to Note 8 for further information.

Accounting guidance issued but not adopted

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures,* which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this update on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses,* which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The ASU is effective for all public business entities for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this update on its financial statement disclosures.

Subsequent events

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through February 28, 2025, the date on which the Company's financial statements were issued.

3. Related Party Transactions

The Company had a revolving credit facility agreement with EAICA in the amount of $50 million to cover cash deficiencies due to the simultaneous sale and purchase of assets by investors. Either party was able to terminate this credit facility upon 30 days written notice. Interest accrued at a fixed per annum rate equal to the three-month LIBOR on the date an advance is funded plus 35 basis points. On December 4, 2024, this revolving credit facility was terminated. As such, there were no borrowings or outstanding amounts as of December 31, 2024.

The Company provides trading, administrative, and other financial services for certain affiliates and receives corporate support and administrative services from certain affiliates as outlined in the table below. Under the Company's service level agreement with Empower, certain expenses are not allocated to the Company but are retained at Empower.

<table>
<tr><th>Description</th><th>Related Party</th><th>Year ended December 31, 2024</th><th>Statement of Income Location</th></tr>
<tr><td>Provided shareholder and administration services. At December 31, 2024, the Company had an outstanding accounts receivable balance from Empower Funds for $0.4 million included in fees receivable on the balance sheet.</td><td>Empower Funds, Inc. [(1)]</td><td>$ 2,374,732</td><td>Administration fees</td></tr>
<tr><td rowspan="2">Provided trading services to certain underlying funds and/or mutual funds of and on behalf of its affiliates. Earned administration fees for shareholder services and administrative services provided to those underlying funds and/or mutual funds. Passed revenue through to affiliates net of certain general and administrative expenses incurred.</td><td>Empower[(2)]</td><td>$ 429,907,507</td><td>Service level agreement expenses</td></tr>
<tr><td>Mullin TBG Insurance Agency Services, LLC [(3)]</td><td>$ 475,003</td><td>Service level agreement expenses</td></tr>
</table>

(1) An open-end management investment company, which is a related party of EAICA
(2) A wholly-owned subsidiary of Empower Services Holdings US, LLC
(3) A wholly-owned subsidiary of EAICA

The following table summarizes amounts receivable from affiliates:

Related party	Indebtedness	Due date	December 31, 2024
Empower Annuity Insurance Company [(1)]	On account	Upon demand	$ 13,660,996

[(1)] A wholly-owned subsidiary of EAICA

The following table summarizes amounts due to affiliates:

Related party	Indebtedness	Due date	December 31, 2024
Empower	On account	Upon receipt	$ 135,039,884
EAICA	On account	Upon receipt	3,802,978
Lifeco U.S.	On account	Upon receipt	487,340
Others	On account	Upon receipt	583,153
Total			$ 139,913,355

Based on the relationships discussed above and in Note 1, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

4. Fair Value Measurements

The following table presents the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category:

	Assets measured at fair value on a recurring basis			
	December 31, 2024			
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash equivalents	$ 62,353,908	$ —	$ —	$ 62,353,908
Fixed maturities:				
U.S. agencies	—	1,993,347	—	1,993,347
Total assets	$ 62,353,908	$ 1,993,347	$ —	$ 64,347,255

The methods and assumptions used to estimate the fair value of the Company's financial assets carried at fair value on a recurring basis are as follows:

Cash equivalents

The fair value of cash equivalents, which consists of highly liquid money market securities, is based upon unadjusted quoted market prices.

Fixed maturity investments

The fair values for fixed maturity investments are generally based upon evaluated prices from independent pricing services. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

5. Income Taxes

The benefit for income taxes is comprised of the following for the year ended December 31, 2024:

Current expense	$	488,435
Deferred expense		(6,708)
Total income tax expense	$	481,727

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2024:

Statutory federal income tax rate	21.0 %
Income tax effect of:	
State income taxes net of federal benefit	2.6 %
Effective federal income tax rate	23.6 %

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets as of December 31, 2024 are as follows:

		Deferred tax asset
Investments	$	49,841
Net operating loss carryforward		15,531
Total deferred tax assets	$	65,372

The Company has net operating losses of approximately $0.1 million as of December 31, 2024, which management believes are more likely than not to be utilized. These losses will begin to expire in 2036.

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2020 and prior. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state, or local audits.

Included in due to affiliates at December 31, 2024 is approximately $0.5 million of income taxes payable to affiliates related to the consolidated income tax return filed by Lifeco U.S. and certain subsidiaries.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. The IRA includes a new corporate alternative minimum tax ("CAMT") of 15% on the adjusted financial statement income ("AFSI") of corporations with average AFSI exceeding $1.0 billion over a three-year period. The law applies to the Company but has not had a material impact on the Company's financial statements.

The Company does not have any foreign operations as of the period ended December 31, 2024 and therefore is not subject to the tax on Global Intangible Low-Taxed Income.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the SEC. The Company computes net capital in accordance with the Alternative Standard as prescribed under Rule 15c3-1(a)(1)(ii). The Alternative Standard requires minimum net capital of $250,000 or 2% of aggregate debit items, whichever is greater. Rule 15c3-1 also prohibits withdrawals of equity or the payment of dividends if net capital would be less than 120% of the

minimum requirement or if net capital would be less than 5% of aggregate debit items. At December 31, 2024, the Company had net capital of approximately $12.5 million which was approximately $12.3 million in excess of its required net capital of $250,000.

7. Contingencies

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits, inspections and investigations which could result in fines or other disciplinary actions. The Company accrues a charge when management determines that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a loss is probable and reasonably estimable, the Company records an accrual based on the reasonably estimable loss or range of loss. The Company regularly evaluates current information available to it to determine whether an accrual should be established or adjusted. The ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations, or cash flows.

The Company is involved in other various legal and regulatory proceedings that arise in the ordinary course of business. In the opinion of management, after consultation with counsel, the likelihood of loss from the resolution of these proceedings is remote and/or the loss is not reasonably estimable.

8. Segment Information

The Company's chief operating decision maker ("CODM") has been identified as its Board of Directors, which includes the Chief Executive Officer, Chief Operations Officer, and Chief Financial Officer. The CODM reviews results at a consolidated level only and the Company does not distinguish between products or services provided for the purpose of making decisions about resource allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment. As a single reportable segment entity, the Company's segment performance measure is net income. The accounting policies of the single reportable segment are the same as those described in the significant accounting policies in Note 2. For the year ended December 31, 2024, one customer represented greater than 10% of total revenue, accounting for 29.1% of total revenue. Significant segment expenses are separately presented in the Company's Statement of Income. Other segment items within net income include income tax expense. All of the Company's revenues are derived from within the United States. Therefore, no geographical segments are presented.

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2024

Net Capital	
Total stockholder's equity	$ 15,670,946
Deduct stockholder's equity not allowable for net capital	—
Total stockholder's equity qualified for net capital	15,670,946
Deduct non-allowable assets	(1,756,734)
Other deductions and/or charges	(40,000)
Net capital before haircuts on securities positions (tentative net capital)	13,874,212
Deduct haircuts on securities	(1,343,924)
Net Capital	$ 12,530,288
Alternate net capital requirement	
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Excess net capital	$ 12,280,288
Net capital in excess of 120% of the minimum net capital requirement	$ 12,230,288

Reconciliation with stockholder computation included in Part IIA of Form X-17-A-5 as of December 31,2024

Net Capital, as reported in (unaudited) FOCUS report	$ 11,909,788
Effects of adjusting non-allowable assets	620,500
Net Capital, revised (per above)	$ 12,530,288
Total assets, as reported in (unaudited) FOCUS report	$ 155,440,688
Effects of adjusting non-allowable other assets	(620,500)
Effects of adjusting allowable other assets	1,063,606
Total assets, revised (per above)	$ 155,883,794
Total liabilities, as reported in (unaudited) FOCUS report	$ 139,769,742
Effects of adjusting payable to non-customers	14,267
Effects of adjusting accounts payable, accrued liabilities, expenses and other	428,839
Total liabilities, revised (per above)	$ 140,212,848

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)
Computation of Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Empower Financial Services, Inc.

(A wholly-owned subsidiary of Empower Annuity Insurance Company of America)
Information Relating to the Possession or Control for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2024

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.